

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via E-mail
Peter Anthony Chiodo
Chief Executive Officer and President
Soul and Vibe Interactive Inc.
1660 South Hwy 100
Suite 500
St. Louis Park, MN 55146

>   **Re: Soul and Vibe Interactive Inc.**
>   **Amendment No. 2 to Current Report on Form 8-K**
>   **Filed April 22, 2013**
>   **File No. 333-173056**

Dear Mr. Chiodo:

   We have reviewed your amended filing and your response and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by further amending your filing, by providing the requested information, or by advising us when you will provide the requested response, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in a response.

   After reviewing any further amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2.01 Completion of Acquisition or Disposition of Assets
Changes to the Business, page 3

1. We note your response to prior comment 1. Please explain how you intend to meet your developmental timeframes, as disclosed, which have you launching at least one of your games within approximately one year, and each of the others no later than the end of 2015, when you have not even begun coding your product candidates yet or generating content. Please amend your disclosure further to reconcile these timeframes with where you are in terms of actual development.

Description of Soul, page 3

2. Your description of the projected developmental timeframe for "The Wheaties Challenge" game on page 4 appears to inadvertently reference the "Bugaboo" game. Please amend your disclosure to correct this in order to eliminate any possible confusion on the part of your investors.

Licensing, page 6

3. We note your response to prior comment 2. Please amend your disclosure to include a range of the royalty payments provided for under this agreement, e.g. "high single-digits," "low double-digits," "teens," etc. Furthermore, we note that you have redacted from the agreement the three minimum guaranteed payments to be made by you each year. Since you have disclosed the amounts of those payments here, they are not eligible for confidential treatment. Please re-file Exhibit 10.4 with this information restored to it.

Management's Discussion and Analysis or Plan of Operation
Plan of Operations, page 17

4. You state here that you intend to release two proprietary games in 2014, but your disclosure on pages 4-5 indicates that you intend to release three games that year, including your virtual pet game. Please review your disclosure and amend it as necessary to remove any discrepancies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Keira Ino at (202) 551-3659 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
60 Broadway, 32nd Floor
New York, New York 10006